UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
__________

FORM 11-K
__________

(Mark One):

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

_______________________________
Commission file number 1-13270
_____________________________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Flotek Industries, Inc. 2012
Employee Stock Purchase Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Flotek Industries, Inc.
10603 W. Sam Houston Pkwy N., Suite 300
Houston, Texas 77064

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

i

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Participants of the
Flotek Industries, Inc. 2012 Employee Stock Purchase Plan
Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Flotek Industries, Inc. 2012 Employee Stock Purchase Plan (the “Plan”) as of December 31, 2018 and 2017, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for the benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP
Denver, Colorado
March 29, 2019
We have served as the Plan’s auditor since 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator and Participants of the
Flotek Industries, Inc. 2012 Employee Stock Purchase Plan
We have audited the accompanying statement of changes in net assets available for benefits of Flotek Industries, Inc. 2012 Employee Stock Purchase Plan (the “Plan”) for the year ended December 31, 2016. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Hein & Associates LLP
Houston, Texas
March 30, 2017

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2018	2017
ASSETS:
Participant contributions due from Flotek Industries, Inc.	$—	$139,425
Total assets	—	139,425

LIABILITIES:
Stock purchase payable	—	124,732
Refunds due to participants	—	14,693
Total liabilities	—	139,425

NET ASSETS AVAILABLE FOR BENEFITS	$—	$—

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,
	2018	2017	2016
ADDITIONS:
Participant contributions	$429,039	$755,280	$916,543

DEDUCTIONS:
Stock purchases for participants	(341,072)	(654,388)	(833,099)
Refund of contributions to participants	(87,967)	(100,892)	(83,444)

CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	—	—	—

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	—	—	—
End of year	$—	$—	$—

See accompanying Notes to Financial Statements.

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - DESCRIPTION OF THE PLAN
The following description of the Flotek Industries, Inc. 2012 Employee Stock Purchase Plan (the “Plan”) is provided for general informational purposes only. Plan participants should refer to the Plan document for a complete description of Plan provisions.
General
The Plan is designed to provide eligible employees of Flotek Industries, Inc. (the “Company”) and its subsidiaries with an opportunity to purchase shares of the Company’s common stock (“Flotek Stock”) at a discounted price through payroll deductions. The Plan was approved by the Company’s stockholders on May 18, 2012 and commenced operation on October 1, 2012. A total of 500,000 shares of Flotek Stock may be acquired by participants under the terms of the Plan.
The Plan has offering periods lasting three months. The first three-month offering period began October 1, 2012. Subsequent continuous offering periods commence on January 1, April 1, July 1, and October 1 of each year.
Effective after the third quarter 2018 purchase, the Company temporarily suspended the Plan due to insufficient available shares. The Company intends to increase the number of shares of the Company’s common stock available for issuance under the Plan at the 2019 Annual Meeting of Stockholders.
Administration
The Plan is administered by the Company’s Board of Directors (the “Board”), unless the Board appoints a committee to administer the Plan. The Board has selected a third party administrator, American Stock Transfer & Trust Company, LLC (“AST”), effective July 1, 2017, to maintain the accounts of the Plan and serve as the custodian of employee accounts. AST uses information regarding employees’ payroll deductions to credit an account in each participant’s name with the number of full and fractional shares of Flotek Stock purchased by that participant’s contributions to the Plan. Prior to July 1, 2017, the Board had selected Computershare Shareholder Services, Inc. (“Computershare”), to maintain the accounts of the plan and Bank of America Merrill Lynch (“BAML”) to serve as the custodian of employee accounts.
Shares acquired by participants under the Plan may be shares issued by the Company from its authorized but unissued stock, treasury stock or shares purchased on the open market.
Eligibility
All employees who are customarily employed for at least twenty (20) hours per week by the Company or one of its subsidiaries are eligible to participate in the Plan, except that no employee may participate in the Plan if the employee owns or would own 5% or more of the outstanding shares of Flotek Stock.
There were approximately 90 and 112 participants in the Plan at December 31, 2018 and 2017, respectively.
Contributions
If an employee elects to participate in the Plan, the employee contributes to the Plan through payroll deductions an amount not less than one percent (1%) and not more than ten percent (10%) of such participant’s compensation, on an after tax basis, on each payday during the offering period. Employees may increase or decrease the deduction rate at the start of each offering period. A participant may withdraw from any offering period by providing written notice to the Company and any accumulated payroll deductions will be returned to him or her.
During the years ended December 31, 2018, 2017 and 2016, participants purchased 111,205 shares, 112,329 shares and 93,438 shares, respectively, of Flotek Stock.

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Purchases
Participant contributions are used to purchase Flotek Stock on the last business day of the quarterly offering period at 85% of the closing market price of the stock on that day. During any one offering period, participants may not purchase more than 1,000 shares of common stock. In addition, for each calendar year, an employee may not be granted purchase rights for Flotek Stock valued over $25,000, as determined at the time such purchase right is granted. Any payroll deductions collected from an employee that cannot be applied to the purchase of Flotek Stock because of limitations will be refunded to the employee.
Expenses
The Company pays all administrative expenses related to the purchase, custody and record keeping of the Flotek Stock held as part of the Plan. These expenses may include broker commissions, transfer fees, administrative costs and other similar expenses. Expenses related to the disposition or transfer of shares from a participants’ account are borne by that participant.
Withdrawals and Termination of Employment
The Plan provides that a participant may withdraw from the Plan at any time and receive a refund of contributions for that offering period by completing a withdrawal form provided by the Company and submitting it to Human Resources. If an employee’s employment ends for any reason, whether voluntary or involuntary, including retirement or death, participation in the Plan automatically ends, and the Company will refund any payroll deductions under the Plan that have not yet been used to purchase shares.
Plan Termination
The Plan will terminate at the earliest of the following:

•	May 18, 2022;

•	the date the Board acts to terminate the Plan in accordance with the Plan provisions; or

•	the date when all of the shares available under the Plan have been purchased (as of December 31, 2018, the Company had approximately 4,000 shares available for future issuance).
Upon termination of the Plan, all unapplied cash credits not already used to purchase Flotek Stock remaining in participants’ accounts will be refunded in cash to the participants. The Board may terminate or amend the Plan as deemed necessary or appropriate.
Employee Accounts
Effective July 1, 2017, AST serves as the Plan’s record keeper. Flotek Stock is held in custodial accounts by AST, which maintains a separate account for each participant adding the number of full and fractional shares of Flotek Stock purchased with contributions and reflecting the total number of shares held. Each participant holding shares at AST has the right to vote, receive dividends, transfer and dispose of his or her shares. Prior to July 1, 2017, Computershare served as the Plan’s record keeper, and Flotek Stock was held in custodial accounts by BAML.
Note 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The Plan’s financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

FLOTEK INDUSTRIES, INC. 2012
EMPLOYEE STOCK PURCHASE PLAN

NOTES TO FINANCIAL STATEMENTS

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and changes in net assets during the reporting period. Actual results could differ from these estimates.
Tax Status
The Plan is intended to qualify as an “Employee Stock Purchase Plan” within the meaning of Section 423 of the Internal Revenue Code (the “Code”). The Plan is not intended to be a qualified pension, profit-sharing or stock bonus plan under Section 401(a) of the Code, nor is it intended to be subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan does not provide for withholding or payment of income taxes. Participants are not taxed on the 15% stock price discount at the time of purchase. Upon the sale of Flotek Stock purchased under the Plan, participants are subject to income taxes. The amount of any tax depends on how long the shares are held and the disposition price.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken, that would require recognition of a liability or asset, or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax period.

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Moss Adams LLP.
23.2	Consent of Hein & Associates LLP.

SIGNATURE

Flotek Industries, Inc. 2012 Employee Stock Purchase Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Flotek Industries, Inc. 2012
Employee Stock Purchase Plan
(Name of Plan)

Date: March 29, 2019	By:	/s/ ELIZABETH T. WILKINSON
Elizabeth T. Wilkinson Chief Financial Officer